UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

DayStar Technologies, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

23962Q100 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23962Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): John R. Tuttle
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power 431,830 6. Shared Voting Power 0 7. Sole Dispositive Power 431,830 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 431,830
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares N/A
11.	Percent of Class Represented by Amount in Row (9) 6.8%
12.	Type of Reporting Person IN

ITEM 1.	(a)	Name of Issuer

DayStar Technologies, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

13 Corporate Drive HalfMoon, NY 12065

ITEM 2.	(a)	Name of Person Filing

John R. Tuttle

	(b)	Address of Principal Business Office or, if none, Residence

13 Corporate Drive HalfMoon, NY 12065

	(c)	Citizenship

United States of America

	(d)	Title of Class of Securities

Common Stock, par value $0.01

	(e)	CUSIP Number

23962Q100

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Inapplicable

ITEM 4.	Ownership.

(a) Amount beneficially owned:

431,830

(b) Percent of class:

6.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

431,830

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

431,830

(iv) Shared power to dispose or to direct the disposition of:

0

ITEM 5.	Ownership of Five Percent or Less of a Class.

Inapplicable

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Inapplicable

ITEM 8.	Identification and Classification of Members of the Group.

Inapplicable

ITEM 9.	Notice of Dissolution of Group.

Inapplicable

ITEM 10.	Certification.

Inapplicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2006
Date

/s/ John R. Tuttle
John R. Tuttle

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